ETERNA THERAPEUTICS INC.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

January 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren S. Hamill

Re:	Eterna Therapeutics Inc. Registration Statement on Form S-3 Filed January 12, 2024 File No. 333-276493 (the “Registration Statement”) Acceleration Request

Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Eterna Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, January 22, 2024, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 with any questions regarding this request.

Very truly yours,

ETERNA THERAPEUTICS INC.
/s/ Sandra Gurrola
Sandra Gurrola Senior Vice President of Finance

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jeffrey P. Schultz, Esq. Cheryl Reicin, Esq.